Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 31, 2008 relating to our audit of the consolidated and combined financial statements of Rex Energy Corporation as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, contained in the Registration Statement on Form S-1 of Rex Energy Corporation (No. 333-150120) (“Earlier Registration Statement”), which is incorporated by reference in this Registration Statement on Form S-1 (“Registration Statement”) filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts” in the Prospectus constituting a part of the Earlier Registration Statement.

/s/ Malin, Bergquist & Company, LLP
Malin, Bergquist & Company, LLP

Pittsburgh, Pennsylvania

April 30, 2008